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                              May 15, 2024

       Qing Sun
       Chief Executive Officer
       AA Mission Acquisition Corp.
       21 Waterway Avenue, STE 300 #9732
       The Woodlands, TX 77380

                                                        Re: AA Mission
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 18,
2024
                                                            CIK No. 0002012964

       Dear Qing Sun:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 18, 2024

       Cover Page

   1. Please clearly disclose whether the legal and operational risks associated with the majority of your officers and
directors being based in or having significant ties to China could result in a material
change in your search for a target company.
   2. Please revise the disclosure on the cover page to clearly state that only holders of Class B ordinary shares will
have the right to "vote" on the appointment of directors before and in connection with the
initial business combination. See the disclosure beginning on page
                                                        158. Please also
reconcile the disclosure on page 23, which states the class A and B shares vote together as one
class on all matters, with the disclosure here and on page 158.
   3. We note the statement that of the proceeds from this offering and the private placement units, "$301,500,000
.... will be deposited into a trust account, after deducting $4,500,000 in underwriting
discounts ... and an aggregate of $7,500,000 ... to pay fees and expenses in
 Qing Sun
FirstName
AA MissionLastNameQing   Sun
            Acquisition Corp.
Comapany
May        NameAA Mission Acquisition Corp.
     15, 2024
May 15,
Page 2 2024 Page 2
FirstName LastName
         connection with the closing of this offering and for working capital following the closing of this offering." Please explain how you calculated this amount given that you are seeking to raise $300 million in this IPO and the concurrent private placement will raise $7,590,000. After deducting the underwriting expenses and the working capital amount, the amount available to place in the trust would only be $295,590,000.
Summary
Permission, Licenses or Approvals Required from the PRC Authorities, page 10

4. We note your disclosure on page 12 regarding the Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you have complied with your obligations under the Trial Measures, and the risks to investors of non-
         compliance.
5. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
Risks
Summary of Risk Factors, page 37

6. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risk Factors, page 39

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering. We remind you that, pursuant to federal
         securities rules, the term    control    (including the terms
controlling,       controlled by,    and
 Qing Sun
FirstName
AA MissionLastNameQing   Sun
            Acquisition Corp.
Comapany
May        NameAA Mission Acquisition Corp.
     15, 2024
May 15,
Page 3 2024 Page 3
FirstName LastName
            under common control with   ) means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
8. We note the disclosure on the cover page and in the risk factor on page 43 that the proceeds in the trust account and the interest earned on the trust account shall not be used to pay any excise tax. It is unclear how you determined the proceeds in the trust and the interest earned on the account would not be used to pay for any excise tax due, in particular post business combination or in connection with a court order or bankruptcy after a redomestication.
9. Please reconcile the risk factor disclosure on page 68 where you discuss the risks related to acquiring control through contractual arrangements with the disclosure on the prospectus cover page that you will not acquire a company with China operations consolidated through a variable interest entity structure.
If we are deemed to be an unregistered investment company under the Investment Company
Act...., page 51

10. Please revise this risk factor to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment
         Company Act. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds.....,
page 70

11. Please address any impact PRC law or regulation may have on shareholder redemption rights here and elsewhere as appropriate.
Permitted Purchases of Our Securities, page 125

12. We note your disclosure on page 126 stating that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, directors, executive officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the statement on page 125 that
         "the purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination." We also note disclosure on page 151 and elsewhere stating
         that    [i]n the event that we submit our initial business combination to our public
         shareholders for a vote, our initial shareholders have agreed to vote their founder shares,
 Qing Sun
AA Mission Acquisition Corp.
May 15, 2024
Page 4
         and they and the other members of our management team have agreed to vote any founder shares they hold and any shares purchased during or after the offering in favor of our
         initial business combination.    Please reconcile or advise. Refer to
Tender Offer Rules and
         Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
Notes to Financial Statements
Note 7: Shareholder's Equity, page F-14

13. We note you have classified the private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the Private
         Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."
General

14.      Please clearly disclose the location of the sponsor.
15. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to all of your officers and directors being located in
         China. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameQing Sun                                      Sincerely,
Comapany NameAA Mission Acquisition Corp.
                                                                Division of
Corporation Finance
May 15, 2024 Page 4                                             Office of Real
Estate & Construction
FirstName LastName